September 27, 2013

David Beaning, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp.
Registration Statement on Form S-3 (File No. 333-190246)
Filed on July 30, 2013 and amended by Pre-Effective
Amendment No. 1 on September 9, 2013 and Pre-Effective
Amendment No. 2 on September 27, 2013 (“Amendment No. 2”)

Dear Mr. Beaning:

We are filing today on behalf of J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) the above-referenced Amendment No. 2.  Among other things, Amendment No. 2 reflects changes to the form of prospectus supplement responsive to the remaining staff comment we discussed by telephone on September 18, 2013 relating to disclosure of the review procedures that would be employed if a mortgage loan is added to a series after issuance (i.e., a substitution of a mortgage loan in connection with the cure of a material breach or material document defect).  Enclosed herewith are two courtesy copies of Amendment No. 2, one of which has been marked to show changes responsive to such comment.

Please contact me if you have any questions concerning the foregoing.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:  Bianca A. Russo, Esq.

Michael S. Gambro     Tel  212 504 6825     Fax  212 504 6666     michael.gambro@cwt.com